UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933 OMB APPROVAL
 OMB Number: 3235-0101
Expires: July 31, 2023
Estimated average burden hours per response 1.00
 SEC USE ONLY
 DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently  with either placing an order with a broker to execute sale or executing a sale directly with a market maker. CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print)
CGE Energy, Inc (b) IRS IDENT. NO.

51-0386871 (c) S.E.C. FILE NO.
000-49690
ZIP CODE WORK LOCATION
1 (d) ADDRESS OF ISSUER

7627 Park Place, Brighton MI 48116 STREET

(b) CITY   STATE  (e) TELEPHONE NO.
        AREA CODE
248 NUMBER
  446-1344
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD
Bryan Zaplitny  RELATIONSHIP TO ISSUER
Afilliate (c) ADDRESS STREET

1136 Cloverlawn,   CITY

Brighton STATE

MI ZIP CODE

48114
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)
Title of the Class of Securities To Be Sold (b)

Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities SEC USE ONLY (c)
Number of Shares or Other Units
To Be Sold
(See instr. 3(c)) (d)
Aggregate Market Value
(See instr. 3(d)) (e)
Number of Shares or Other Units Outstanding
(See instr. 3(e)) (f)
Approximate Date of Sale
(See instr. 3(f))
(MO. DAY YR.) (g)
Name of Each Securities Exchange
(See instr. 3(g))

Broker-Dealer File Number

Common stock  LPL Financial
 75th State Street, 22nd Floor
 Boston, MA 02109

 854,138

   $794,348

 97,555,535
03/25-
06/23/21

Otc/pink

Common stock  Charles Schwab
 PO Box 628291
 Orlando, FL 32810

 30,357

 $28,232
03/25-
06/23/21

Otc/pink

Common stock  T.D. Ameritrade
 200 South 108th Ave
 Omaha, NE 68103-2229

90,505

 $83,700
03/25-
06/23/21

Otc/pink
INSTRUCTIONS: 3 . (a) Title of the class of securities to be sold
1. (a)   Name of issuer (b)   Name and address of each broker through whom the securities are intended to be sold
(b) Issuers   I.R.S.   Identification   Number (c)   Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(c) Issuers S.E.C. file number, if any (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(d) Issuers address, including zip code (e)   Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown
(e) Issuers telephone number, including area code by the most recent report or statement published by the issuer
(f) Approximate date on which the securities are to be sold
2. . (a)    Name of person for whose account the securities are to be sold (g)   Name of  each  securities  exchange,  if  any,  on  which  the  securities  are  intended  to  be  sold
(b) Such persons relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
(c) Such persons address, including zip code
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1147 (08-07)

TABLE I  SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of the Class Date you Acquired Nature of Acquisition Transaction Name of Person from Whom Acquired
(If gift, also give date donor acquired) Amount of Securities Acquired Date of Payment Nature of Payment

 Common Stock

 Common Stock

 Common Stock
 Various

 Various

 Various
 Purchase

 Purchase

 Purchase
 Purchased from the corporation

 Open market

 Open market
 854,138

  30,357

  90,505
 Various

 Various

 Various

 Cash

 Cash

 Cash

INSTRUCTIONS:          If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given.   If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement   and state when the note or other obligation was discharged in full or the last installment paid.
TABLE II  SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller
Title of Securities Sold
Date of Sale Amount of Securities Sold
Gross Proceeds

   N/A
REMARKS:

INSTRUCTIONS:
See the definition of person in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

                                   03/25/2021

DATE OF NOTICE (SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,

The notice shall be signed by the person for whose account the securities are to be sold.     At least one copy

IF RELYING ON RULE 10B5-1 of the   notice   shall   be   manually   signed.Any   copies   not   manually   signed   shall   bear   typed   or   printed   signatures.